UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 001-39535
CUSIP NUMBERS: SHCR 808524854
and SHCRW 81948W104

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
.

PART I — REGISTRANT INFORMATION

Sharecare, Inc.
Full Name of Registrant

Former Name if Applicable

255 East Paces Ferry Road NE, Suite 700
Address of Principal Executive Office (Street and Number)

Atlanta, GA 30305
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Sharecare, Inc. (the “Company”) did not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) within the prescribed time period due to a misunderstanding of its filer status and the due date of its Form 10-K. The Company had originally planned to file its Form 10-K no later than March 31, 2023, the filing deadline if the Company were a “non-accelerated filer.” While the Company is an emerging growth company as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and, until the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, will continue to avail itself of the ability to use the scaled disclosure requirements that are permitted for a “smaller reporting company” as defined in Rule 405 of the Securities Act of 1933, as amended, Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and Item 10(f)(1) of Regulation S-K, it misinterpreted the related filer status definitions and believed that it had not yet transitioned to being considered an “accelerated filer” as of January 1, 2023 and therefore was not required to file its Form 10-K until 90 days of its fiscal year-end, as opposed to 75 days of its fiscal year-end, or March 16, 2023 for accelerated filers. This delay in filing is not the result of any disagreements with Ernst & Young LLP, the Company’s independent registered public accounting firm, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company intends to file the Form 10-K on or before March 31, 2023.

Important Notice Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “outlook,” “target,” “reflect,” “on track,” “foresees,” “future,” “may,” “deliver,” “will,” “shall,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms, other comparable terminology (although not all forward-looking statements contain these words), or by discussions of strategy, plans, or intentions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Carrie Ratliff	404	671-4000
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SHARECARE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 22, 2023	By:	/s/ Carrie Ratliff
	Name: Title:	Carrie Ratliff Chief Legal Officer